U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.     Name and Address of Reporting Person:
       Phillip L. McStotts, 746 Quaking Aspen, Murray, UT 84123

2.     Issuer Name and Ticker or Trading Symbol:
       ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
       12/99

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

Title: Chief Financial Officer


TABLE I -- Non-Derivative Securities Beneficially Owned


1. Title of Security    2. Trans-   3. Trans-   4. Securities Acquired (A)  5. Amount    6. Owner-   7. Nature
                           action      action      or Disposed of (D)          of           ship        of In-
                           Date        Code                                    Securities   Form        direct
                          (M/D/Y)                                              Beneficially Direct      Benefic-
                                                                               Owned at     (D) or      ial
                                                                               End of       Indirect    Owner-
                                                   Amount  (A) or (D)  Price   Month        (I)         ship
---------------------   ------------ ------------ --------------------------  ------------  ---------  ------------




          TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date     7. Title and  8. Price  9. Num-  10. Own-    11. Na-
   Deriv-       sion or    action     action     Derivative    Exer-       and Am-       of        ber of    ership      ture
   ative        Exercise   Date       Code       Securities    cisable     ount of       Deriv-    Deriv-    Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-     Under-        ative     ative     of De-      direct
                Deriv-                          (A) or Dis-    piration    lying         Secur-    Secur-    rivative    Benef-
                ative                           posed of (D)   Date        Securities    ity       ities     Security:   icial
                Security                                      (M/D/Y)                              Bene-     Direct (D)  Own
                                                             ----------  ------------              ficially  or Indirect ership
                                                              Date Epir- Title Amount              Owned     (I)
                                                              Exer-ation       or Number           at End of
                                                              cisable Date     of shares           Month
-----------  -----------  --------- --------  --------------  ------------ ------------- ------  ----------  ----------  ---------
Employee
Stock
Option
(Right to
Buy)           5.0000      1/08/99     A*   10,000      1/01/00 10/07/08  Common Stock  10,000  0

Employee
Stock
Option
(Right to
Buy)          5.0000      1/01/00     A*   10,000      1/01/01 10/07/08  Common Stock  10,000  0

Employee
Stock
Option
(Right to
Buy)          5.0000      1/01/01     A*   10,000      1/01/02 10/07/08  Common Stock  10,000  0  30,000  D




*All of the Option Shares shall become purchasable by the Optionee the date which is nine years and nine months following the Grant Date if the Optionee is continuously in the Service of the Corporation during that time. Additionally, one-third of the Option Shares (10,000 shares or a portion thereof, as described below) shall become purchasable following each of the first three anniversary dates of the Grant Date upon the Corporation's achieving certain annual revenue and earnings in the three fiscal years ending December 31, 1999, 2000, and 2001.